Exhibit 99.1

SILVERCORP METALS INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and six months ended September 30, 2026 and 2025

(Tabular amounts are in thousands of U.S. dollars, unless otherwise stated)

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Income

(Expressed in thousands of U.S. dollars, except per share amount and number of shares)

		Three Months Ended September 30,		Six Months Ended September 30,
	Notes	2026	2025	2026	2025
Revenue	3	$72,097	$83,330	$210,762	$164,664
Cost of mine operations
Production costs		19,213	27,240	53,836	56,582
Depreciation and amortization		5,637	8,375	14,727	17,388
Mineral resource taxes		1,621	1,750	4,458	3,501
Government fees and other taxes	4	2,290	2,242	6,969	4,515
General and administrative	5	3,453	2,865	6,136	5,997
		32,214	42,472	86,126	87,983
Income from mine operations		39,883	40,858	124,636	76,681

Corporate general and administrative	5	7,211	4,389	13,600	9,167
Property evaluation and business development		1,154	178	4,017	372
Foreign exchange (gain) loss		(995)	463	280	(173)
Gain on investments	12	(10)	(21,637)	(11,139)	(26,058)
Loss on derivative liabilities	18	—	53,228	—	57,990
Share of loss (gain) in associates	13	517	(557)	929	(248)
Dilution loss on investment in associate	13	924	—	3,968	—
Loss (gain) on disposal of subsidiaries	24	—	—	(6,190)	—
Loss on disposal of plant and equipment		68	155	150	178
Other expenses		4,735	663	4,822	677
		26,279	3,976	114,199	34,776

Finance income	6	1,951	2,940	4,041	6,248
Finance costs	6	(3,742)	(3,035)	(6,669)	(6,359)
		24,488	3,881	111,571	34,665

Income tax expense	8	12,984	8,606	26,105	15,042
Net income (loss)		$11,504	$(4,725)	85,466	19,623
Attributable to:
Equity holders of the Company		$5,315	$(11,516)	64,690	6,610
Non-controlling interests	23	6,189	6,791	20,776	13,013
		11,504	(4,725)	85,466	19,623

Earnings per share attributable to the equity holders of the Company
Basic earnings (loss) per share		$0.02	$(0.05)	$0.29	$0.03
Diluted earnings (loss) per share		$0.02	$(0.05)	$0.27	$0.03
Weighted Average Number of Shares Outstanding - Basic		221,210,023	218,585,686	221,174,549	218,290,025
Weighted Average Number of Shares Outstanding - Diluted		221,210,023	218,585,686	256,915,908	221,625,684

Approved on behalf of the Board:

(Signed) Ken Robertson	(Signed) Rui Feng
Director	Director

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Comprehensive Income

(Expressed in thousands of U.S. dollars)

		Three Months Ended September 30,		Six Months Ended September 30,
	Notes	2026	2025	2026	2025
Net income (loss)		$11,504	$(4,725)	$85,466	$19,623
Other comprehensive income, net of taxes:
Items that may subsequently be reclassified to net income or loss:
Currency translation adjustment		6,473	3,261	16,464	9,436
Share of other comprehensive (loss) income in associates	13	(375)	(173)	(212)	299
Reclassification to net income upon ownership dilution of investment in associates		—	—	15	—
Items that will not subsequently be reclassified to net income or loss:
Change in fair value on equity investments designated as FVTOCI	12	1,027	285	2,364	1,041
Other comprehensive income, net of taxes		$7,125	$3,373	$18,631	$10,776
Attributable to:
Equity holders of the Company		$5,776	$2,720	$15,371	$8,938
Non-controlling interests	23	1,349	653	3,260	1,838
		$7,125	$3,373	$18,631	$10,776
Total comprehensive income (loss)		$18,629	$(1,352)	$104,097	$30,399

Attributable to:
Equity holders of the Company		$11,091	$(8,796)	$80,061	$15,548
Non-controlling interests		7,538	7,444	24,036	14,851
		$18,629	$(1,352)	$104,097	$30,399

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Financial Position

(Expressed in thousands of U.S. dollars)

As at	Notes	September 30, 2026	March 31, 2026
ASSETS
Current Assets
Cash and cash equivalents	27	$383,451	$421,989
Short-term investments	9	293	346
Trade and other receivables	24	5,410	1,562
Inventories	10	13,635	9,493
Due from related parties	24	1,675	1,554
Prepaids and deposits		11,308	8,497
		415,772	443,441
Non-current Assets
Long-term prepaids and deposits	11	30,829	13,424
Long-term receivables	24	15,048	5,183
Reclamation deposits		5,440	4,568
Other investments	12	63,889	54,243
Investment in associates	13	59,182	54,641
Investment properties		476	487
Plant and equipment	15	120,232	108,510
Mineral rights and properties	16	901,893	779,730
TOTAL ASSETS		$1,612,761	$1,464,227
LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$101,938	$84,941
Current portion of lease obligation	19	283	286
Current portion of convertible notes	18	2,088	2,069
Due to related party	24	290	222
Deposits received	14	12,237	20,888
Income tax payable		9,804	15,574
		126,640	123,980
Non-current Liabilities
Long-term portion of lease obligation	19	744	882
Long-term portion of convertible notes	18	118,960	115,156
Long term deposit	17	90,423	44,896
Deferred income tax liabilities	8	69,074	63,048
Environmental rehabilitation	20	9,908	10,596
Total Liabilities		415,749	358,558
Equity
Share capital	21	429,844	428,685
Equity reserves	21	252,338	232,359
Retained earnings		318,802	279,962
Total equity attributable to the equity holders of the Company		1,000,984	941,006
Non-controlling interests	23	196,028	164,663
Total Equity		1,197,012	1,105,669
TOTAL LIABILITIES AND EQUITY		$1,612,761	$1,464,227

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

		Three Months Ended September 30,		Six Months Ended September 30,
	Notes	2026	2025	2026	2025
Operating activities
Net income (loss)		$11,504	$(4,725)	$85,466	$19,623
Add (deduct) items not affecting cash:
Finance income	6	(1,951)	(2,940)	(4,041)	(6,248)
Finance costs	6	3,742	3,035	6,669	6,359
Income tax expense	8	12,984	8,606	26,105	15,042
Depreciation, amortization and depletion		6,199	8,783	15,839	18,233
Loss (gain) on investments, net	12	3,344	(21,637)	(7,785)	(26,058)
Gain on disposal of long-term investment	12	(3,354)	—	(3,354)	—
Loss on derivative liabilities	18	—	53,228	—	57,990
Share of (gain) loss in associates	13	517	(557)	929	(248)
Dilution loss on investment in associate	13	924	—	3,968	—
Impairment of investment in associate		—	—	—	—
Loss (gain) on disposal of subsidiaries	24	—	—	(6,190)	—
Loss on disposal of plant and equipment		68	155	150	178
Share-based compensation	21	2,375	1,248	4,135	2,442
Reclamation expenditures	20	(638)	(451)	(1,077)	(654)
Income taxes paid		(10,282)	(7,713)	(26,930)	(14,299)
Long-term deposit received	17	43,875	—	43,875	—
Interest received		1,668	2,940	3,614	6,248
Interest paid	6	(20)	(40)	(42)	(67)
Changes in non-cash operating working capital	27	(8,272)	(752)	(16,965)	8,920
Net cash provided by operating activities		62,683	39,180	124,366	87,461
Investing activities
Payment on plant and equipment acquisition		(11,055)	(2,487)	(15,642)	(5,292)
Proceeds from disposal of plant and equipment		1	—	19	11
Payment on mineral rights and properties acquisition	16	—	—	(60,008)	—
Proceeds from disposal of mineral rights and properties		—	—	—	—
Payment on mineral exploration and development expenditures		(46,974)	(25,324)	(75,465)	(48,285)
Proceeds from disposal of subsidiaries	24	—	—	1,500	—
Payment on reclamation deposits		—	(379)	(756)	(688)
Refunds from reclamation deposits		41	179	56	263
Payment on other investments acquisition	12	(12,481)	(181)	(12,481)	(1,311)
Proceeds from disposal of other investments	12	11,904	66	16,127	66
Payment on acquisition of shares in associates	13	(193)	(79)	(193)	(1,575)
Proceeds on short-term investment redemption		—	20	—	4,073
Net cash used in investing activities		(58,756)	(28,185)	(146,843)	(52,738)
Financing activities
Interest paid on convertible notes	18	—	—	(3,563)	(3,958)
Lease payment	19	(80)	(63)	(156)	(128)
Cash dividends distributed	21	—	—	(2,765)	(2,727)
Non-controlling interests distribution	23	(7,197)	(7,111)	(14,285)	(14,221)
Proceeds from issuance of common shares		32	401	161	1,143
Common shares repurchased as part of normal course issuer bid		—	—	—	—
Net cash used in financing activities		(7,245)	(6,773)	(20,608)	(19,891)
Effect of exchange rate changes on cash and cash equivalents		13	886	4,547	2,411
(Decrease) increase in cash and cash equivalents		(3,305)	5,109	(38,538)	17,243
Cash and cash equivalents, beginning of the period		386,757	376,112	421,989	363,978
Cash and cash equivalents, end of the period		$383,451	$381,221	$383,451	$381,221
Supplementary cash flow information	27

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Changes in Equity

(Expressed in thousands of U.S. dollars, except numbers for share figures)

		Share capital		Equity reserves
	Notes	Number of shares	Amount	Share option reserve	Reserves	Accumulated other comprehensive loss	Retained earnings	Total equity attributable to the equity holders	Non- controlling interests	Total equity
Balance, April 1, 2025		217,736,326	$411,960	$21,677	$25,834	$(62,651)	$305,908	$702,728	$130,660	$833,388
Options exercised		340,094	1,687	(544)	—	—	—	1,143	—	1,143
Restricted share units vested		604,707	1,875	(1,875)	—	—	—	—	—	—
Share-based compensation		—	—	2,442	—	—	—	2,442	—	2,442
Dividends declared		—	—	—	—	—	(2,727)	(2,727)	—	(2,727)
Adjustments to the non-controlling interests		—	—	—	—	—	(313)	(313)	313	—
Distribution to non-controlling interests		—	—	—	—	—	—	—	(14,221)	(14,221)
Comprehensive income (loss)		—	—	—	—	8,938	6,610	15,548	14,851	30,399
Balance, September 30, 2025		218,681,127	$415,522	$21,700	$25,834	$(53,713)	$309,478	$718,821	$131,603	$850,424
Options exercised		201,411	1,088	(280)	—	—	—	808	—	808
Warrants exercised		1,370,249	9,739	—	—	—	—	9,739	—	9,739
Restricted share units vested		658,124	2,336	(2,336)	—	—	—	—	—	—
Share-based compensation		—	—	1,683	—	—	—	1,683	—	1,683
Dividends declared		—	—	—	—	—	(2,755)	(2,755)	—	(2,755)
Reclassification of derivative liability to equity		—	—	—	223,928	—	—	223,928	—	223,928
Adjustments to the non-controlling interests		—	—	—	—	—	(10,207)	(10,207)	10,207	—
Distribution to non-controlling interests		—	—	—	—	—	—	—	(10,667)	(10,667)
Disposal of subsidiaries		—	—	—	—	—	—	—	44	44
Comprehensive income (loss)		—	—	—	—	15,543	(16,554)	(1,011)	33,476	32,465
Balance, March 31, 2026		220,910,911	$428,685	$20,767	$249,762	$(38,170)	$279,962	$941,006	$164,663	$1,105,669
Options exercised	21(b)	42,940	203	(42)	—	—	—	161	—	161
Restricted share units vested	21(b)	260,791	956	(956)	—	—	—	—	—	—
Share-based compensation	21(b)	—	—	4,135	—	—	—	4,135	—	4,135
Dividends declared		—	—	—	—	—	(2,765)	(2,765)	—	(2,765)
Adjustments to the non-controlling interests	23	—	—	—	—	—	12,068	12,068	(12,068)	—
Distribution to non-controlling interests	23	—	—	—	—	—	—	—	(14,285)	(14,285)
Transfer of non-controlling interests upon changes in ownership interests in ZAAV	23	—	—	—	—	—	(33,682)	(33,682)	33,682	—
Appropriations of retained earnings to reserve		—	—	—	1,471	—	(1,471)	—	—	—
Comprehensive income		—	—	—	—	15,371	64,690	80,061	24,036	104,097
Balance, September 30, 2026		221,214,642	$429,844	$23,904	$251,233	$(22,799)	$318,802	$1,000,984	$196,028	$1,197,012

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

1.	CORPORATE INFORMATION

Silvercorp Metals Inc., along with its subsidiary companies (collectively the “Company”), is engaged in the acquisition, exploration, development, and mining of mineral properties. The Company’s producing mines are located in China, and current exploration and development projects are located in China, Ecuador and the Kyrgyz Republic.

The Company is a publicly listed company incorporated in the Province of British Columbia, Canada, with limited liability under the legislation of the Province of British Columbia. The Company’s shares are traded on the Toronto Stock Exchange and NYSE American.

The head office, registered address and records office of the Company are located at 1066 West Hastings Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 3X1.

2.	MATERIAL ACCOUNTING POLICIES

(a)	Statement of Compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting (“IAS 34”) of the IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”). These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2026 as some disclosures from the annual consolidated financial statements have been condensed or omitted. These unaudited condensed consolidated interim financial statements follow the same accounting policies set out in Note 2 to the audited consolidated financial statements for the year ended March 31, 2026 with the exception of change in accounting policy and the adoption of certain amendments noted in Note 2(b) and 2(c) below.

These unaudited condensed consolidated interim financial statements were authorized for issue in accordance with a resolution of the Board of Directors dated November 3, 2026.

(b)	Change in Accounting Policy

During the six months ended September 30, 2026, the Company entered into its first material downstream transaction with its associate, Auro Metals Inc. (“AURO”), formerly known as Tincorp Metals Inc., involving the sale of its wholly-owned subsidiary, Santa Barbara Metals Inc., formerly known as Adventus Holdings Limited. As this transaction rendered the policy applicable for the first time, the Company has adopted a formal accounting policy for transactions with associates, applied retrospectively in accordance with IAS 8.

Transaction with Associates

The Company accounts for downstream transactions (sales of assets from the Company to its associates) in accordance with the equity method as prescribed under IAS 28. Profits and losses arising from such sales are recognized in the Company’s financial statements only to the extent of unrelated investors’ interests in the associate.

The Company’s share of unrealized gains on these transactions is eliminated against the carrying amount of its investment in the associate. Unrealized losses are similarly eliminated; however, if the transaction provides evidence of impairment of the transferred asset, the loss is recognized immediately and in full in profit or loss.

Upon the subsequent sale or consumption of the asset by the associate, the previously deferred gain or loss is released to profit or loss, thereby ensuring that realized results are recognized in alignment with the equity method under IAS 28.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(c)	Adoption of New Accounting Standards, Interpretation or Amendments

The Company adopted various amendments to IFRS® Accounting Standards, which were effective for the accounting period beginning on or after April 1, 2026, including the following:

Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)

The amendments provide guidance on the derecognition of a financial liability settled through electronic transfer, as well as the classification of financial assets for:

•	Contractual terms consistent with a basic lending arrangement;

•	Assets with non-recourse features;

•	Contractually linked instruments.

Additionally, the amendments introduce new disclosure requirements related to investments in equity instruments designated at fair value through other comprehensive income (“FVTOCI”), and additional disclosures for financial instruments with contingent features.

These amendments were applied effective April 1, 2026 and did not have a material impact on the Company’s consolidated financial statements.

(d)	Basis of Consolidation

These unaudited condensed consolidated interim financial statements include the accounts of the Company and its wholly or partially owned subsidiaries.

Subsidiaries are consolidated from the date on which the Company obtains control up to the date of the disposition of control. Control is achieved when the Company has power over the subsidiary, is exposed or has rights to variable returns from its involvement with the subsidiary and has the ability to use its power to affect its returns.

For non-wholly owned subsidiaries over which the Company has control, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the condensed consolidated interim statements of financial position. Net income for the period that is attributable to the non-controlling interests is calculated based on the ownership of the non-controlling interest shareholders in the subsidiary. Adjustments to recognize the non-controlling interests’ share of changes to the subsidiary’s equity are made even if this results in the non-controlling interests having a deficit balance. Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interests is adjusted to reflect the change in the non-controlling interests’ relative interests in the subsidiary and the difference between the adjustment to the carrying amount of non-controlling interest and the Company’s share of proceeds received and/or consideration paid is recognized directly in equity and attributed to equity holders of the Company.

Balances, transactions, revenues and expenses between the Company and its subsidiaries are eliminated on consolidation.

Table below summarizes the Company’s material subsidiaries which are consolidated as follows:

Name of subsidiaries	Principal activity	Place of incorporation	Ownership interest	Mineral properties
Henan Huawei Mining Co. Ltd. (“Henan Huawei”)	Trade	China	80.0%	Ying Mining District
Henan Found Mining Co. Ltd. (“Henan Found”)	Mining	China	77.5%
Xinshao Yunxiang Mining Co., Ltd. (“Yunxiang”)	Mining	China	70.0%	BYP
Guangdong Found Mining Co. Ltd. (“Guangdong Found”)	Mining	China	99.0%	GC
Henan Xinbaoyuan Mining Co., Ltd. (“Xinbaoyuan”)	Mining	China	77.5%	Kuanping
Curimining S.A	Mining	Ecuador	75.0%	El Domo
Condormining Corporation S.A.S.	Mining	Ecuador	100.0%	Condor
Chaarat ZAAV CJSC (“ZAAV”)	Mining	Kyrgyzstan	70.0%	Tulkubash/Kyzyltash

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(e)	Critical Accounting Judgments and Estimates

These condensed consolidated interim financial statements follow the same significant accounting judgments and estimates set out in Note 2 to the audited consolidated financial statements for the year ended March 31, 2026.

3.	SEGMENTED INFORMATION

An operating segment is defined as a component of the Company that:

•	Engages in business activities from which it may earn revenues or incur expenses;

•	Whose operating results are reviewed regularly by the entity’s chief operating decision maker; and

•	For which discrete financial information is available.

The Company has organized its reportable and operating segments by significant revenue streams and geographic regions. The Company has determined that each producing mine and significant development property represents an operating segment, except Tulkubash and Kyzyltash projects are considered one operating segment. As of September 30, 2026, the Company’s significant operating segments include its two producing properties in China, two development and exploration projects in Ecuador and the Tulkubash/Kyzyltash development and exploration project in the Kyrgyz Republic. “Other” consists primarily of the Company’s corporate assets, other development and exploration properties, and corporate expenses which are not allocated to operating segments.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(a)	Segmented information for operating results is as follows:

Three Months Ended September 30, 2026
	China		Ecuador		Kyrgyzstan
Statements of Income (Loss)	Ying Mining District	GC Mine	El Domo	Condor	Tulkubash/ Kyzyltash	Other	Total
Revenue	$70,324	$1,773	$—	$—	$—	$—	$72,097
Costs of mine operations	(30,913)	(1,301)	—	—	—	—	(32,214)
Income from mine operations	39,411	472	—	—	—	—	39,883

Other operating and investment items	(5,072)	(764)	(349)	(82)	(567)	(6,770)	(13,604)
Finance items, net	685	65	(442)	—	(238)	(1,861)	(1,791)
Income tax expenses	(5,968)	(633)	—	—	—	(6,383)	(12,984)
Net income (loss)	$29,056	$(860)	$(791)	$(82)	$(805)	$(15,014)	$11,504

Attributable to:
Equity holders of the Company	19,416	(852)	(823)	(82)	(560)	(11,783)	5,315
Non-controlling interest	9,640	(8)	33	—	(245)	(3,231)	6,189
Net income (loss)	$29,056	$(860)	$(791)	$(82)	$(805)	$(15,014)	$11,504

Three Months Ended September 30, 2025
	China		Ecuador		Kyrgyzstan
Statements of Income (Loss)	Ying Mining District	GC Mine	El Domo	Condor	Tulkubash/ Kyzyltash	Other	Total
Revenue	$74,165	$9,165	$—	$—	$—	$—	$83,330
Costs of mine operations	(36,008)	(6,464)	—	—	—	—	(42,472)
Income (loss) from mine operations	38,157	2,701	—	—	—	—	40,858

Operating expenses	(1,033)	29	(487)	10	—	(35,401)	(36,882)
Finance items, net	464	64	63	6	—	(692)	(95)
Income tax expenses	(6,210)	(1)	—	—	—	(2,395)	(8,606)
Net income (loss)	$31,378	$2,793	$(424)	$16		$(38,488)	$-4,725

Attributable to:
Equity holders of the Company	24,455	2,765	(319)	16	—	(38,433)	(11,516)
Non-controlling interest	6,923	28	(105)	—	—	(55)	6,791
Net income (loss)	$31,378	$2,793	$(424)	$16	$—	$(38,488)	$(4,725)

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Six months ended September 30, 2026
	China		Ecuador		Kyrgyzstan
Statements of Income (loss)	Ying Mining District	GC Mine	El Domo	Condor	Tulkubash/ Kyzyltash	Other	Total
Revenue	$197,540	$13,222	$—	$—	$—	$—	$210,762
Costs of mine operations	(78,034)	(8,092)	—	—	—	—	(86,126)
Income from mine operations	119,506	5,130	—	—	—	—	124,636

Other operating and investment items	(6,205)	(781)	(756)	5,999	(1,102)	(7,592)	(10,437)
Finance items, net	1,577	241	(116)	—	(237)	(4,093)	(2,628)
Income tax expenses	(19,082)	(639)	—	—	—	(6,384)	(26,105)
Net income (loss)	$95,796	$3,951	$(872)	$5,999	$(1,339)	$(18,069)	$85,466

Attributable to:
Equity holders of the Company	71,449	3,911	(916)	5,999	(993)	(14,760)	64,690
Non-controlling interest	24,347	40	44	—	(346)	(3,309)	20,776
Net income (loss)	$95,796	$3,951	$(872)	$5,999	$(1,339)	$(18,069)	$85,466

Six Months Ended September 30, 2025
	China		Ecuador		Kyrgyzstan
Statements of (Loss) Income	Ying Mining District	GC Mine	El Domo	Condor	Tulkubash/ Kyzyltash	Other	Total
Revenue	$147,543	$17,121	$—	$—	$—	$—	$164,664
Costs of mine operations	(75,007)	(12,976)	—	—	—	—	(87,983)
Income (loss) from mine operations	72,536	4,145	—	—	—	—	76,681

Operating (expenses) income	(1,346)	26	(1,052)	(83)	—	(39,450)	(41,905)
Finance items, net	1,002	188	61	27	—	(1,389)	(111)
Income tax expenses	(11,715)	(353)	—	—	—	(2,974)	(15,042)
Net income (loss)	$60,477	$4,006	$(991)	$(56)	$—	$(43,813)	$19,623

Attributable to:
Equity holders of the Company	47,168	3,966	(743)	(55)	—	(43,726)	6,610
Non-controlling interest	13,309	40	(248)	(1)	—	(87)	13,013
Net income (loss)	$60,477	$4,006	$(991)	$(56)	$—	$(43,813)	$19,623

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(b)	Segmented information for assets and liabilities is as follows:

	China		Ecuador		Kyrgyzstan
As at September 30, 2026	Ying Mining District	GC Mine	El Domo	Condor	Tulkubash/ Kyzyltash	Other	Total
Current assets	$230,785	$8,105	$27,946	$742	$25,222	$122,972	$415,772
Long-term prepaids and deposits	8,236	89	16,436	—	—	6,068	30,829
Reclamation deposits	2,102	3,219	—	—	—	119	5,440
Other investments	—	—	—	—	—	63,889	63,889
Investment in associates	—	—	—	—	—	59,182	59,182
Investment properties	476	—	—	—	—	—	476
Plant and equipment	89,778	12,688	725	300	12,902	3,839	120,232
Mineral rights and properties	398,931	46,175	280,261	15,813	153,592	7,121	901,893
Long-term receivables	—	—	7,700	—	—	7,348	15,048
Total Assets	$730,308	$70,276	$333,068	$16,855	$191,716	$270,537	$1,612,761
Current liabilities	$99,521	$3,190	$15,248	$277	$3,170	$5,234	$126,640
Long-term portion of lease obligation	—	—	111	—	—	633	744
Long-term portion of convertible debenture	—	—	—	—	—	118,960	118,960
Long term deposit	—	—	90,423	—	—	—	90,423
Deferred income tax liabilities	63,280	4,729	—	—	—	1,065	69,074
Environmental rehabilitation	6,825	2,044	—	—	—	1,039	9,908
Total liabilities	$169,626	$9,963	$105,782	$277	$3,170	$126,931	$415,749
Non-controlling interests	$135,447	$(98)	$29,786	$—	$33,336	$(2,443)	$196,028

	China		Ecuador		Kyrgyzstan
As at March 31, 2026	Ying Mining District	GC Mine	El Domo	Condor	Tulkubash/ Kyzyltash	Other	Total
Current assets	$232,145	$31,867	$19,420	$528	$18,590	$140,890	$443,441
Long-term prepaids and deposits	2,583	282	7,885	—	—	2,674	13,424
Reclamation deposits	1,335	3,110	—	—	—	123	4,568
Other investments	—	—	—	—	—	54,243	54,243
Investment in associates	—	—	—	—	—	54,641	54,641
Investment properties	487	—	—	—	—	—	487
Plant and equipment	80,762	12,388	658	323	10,648	3,731	108,510
Mineral rights and properties	342,944	43,886	253,974	29,194	84,268	25,464	779,730
Long-term receivables	—	—	5,183	—	—	—	5,183
Total Assets	$660,256	$91,533	$287,121	$30,045	$113,506	$281,766	$1,464,227
Current liabilities	$97,069	$8,652	$11,094	$255	$396	$6,514	$123,980
Long-term portion of lease obligation	—	—	132	—	—	750	882
Long-term portion of convertible debenture	—	—	—	—	—	115,156	115,156
Derivative liabilities	—	—	—	—	—	—	—
Long term deposit	—	—	44,896	—	—	—	44,896
Deferred income tax liabilities	57,626	4,390	—	—	—	1,032	63,048
Environmental rehabilitation	7,522	2,058	—	—	—	1,016	10,596
Total liabilities	$162,217	$15,100	$56,122	$255	$396	$124,468	$358,558
Non-controlling interests	$122,043	$(27)	$41,808	$(403)	$—	$1,242	$164,663

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(c)	Sales by metal

The sales generated for the three and six months ended September 30, 2026 and 2025 were all earned in China and were comprised of:

	Three Months Ended September 30, 2026
	Ying Mining District	GC	Total
Silver	$53,867	$912	$54,779
Gold	6,225	—	6,225
Lead	7,156	176	7,332
Zinc	1,632	285	1,917
Other	1,444	400	1,844
	$70,324	$1,773	$72,097

	Three Months Ended September 30, 2025
	Ying Mining District	GC	Total
Silver	$52,943	$3,144	$56,087
Gold	6,070	—	6,070
Lead	12,271	1,167	13,438
Zinc	1,482	4,092	5,574
Other	1,399	762	2,161
	$74,165	$9,165	$83,330

	Six Months Ended September 30, 2026
	Ying Mining District	GC	Total
Silver	$154,911	$5,951	$160,862
Gold	15,862	—	15,862
Lead	19,694	1,129	20,823
Zinc	3,550	3,979	7,529
Other	3,523	2,163	5,686
	$197,540	$13,222	$210,762

	Six Months Ended September 30, 2025
	Ying Mining District	GC	Total
Silver	$103,943	$6,168	$110,111
Gold	11,681	—	11,681
Lead	25,852	2,202	28,054
Zinc	3,276	7,291	10,567
Other	2,791	1,460	4,251
	$147,543	$17,121	$164,664

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(d)	Major customers

Revenue from major customers is summarized as follows:

	Six Months Ended September 30, 2026
Customers	Ying Mining District	GC	Total	Percentage of total revenue
Customer A	$51,487	$—	$51,487	24%
Customer B	44,239	—	44,239	21%
Customer D	28,056	2,842	30,898	15%
Customer C	25,779	—	25,779	12%
Customer E	17,923	—	17,923	9%
	$167,484	$2,842	$170,326	81%

	Six months ended September 30, 2025
Customers	Ying Mining District	GC	Total	Percentage of total revenue
Customer A	$34,832	$492	$35,324	21%
Customer B	29,058	—	29,058	18%
Customer C	26,839	—	26,839	16%
Customer D	21,758	793	22,551	14%
Customer E	18,767	—	18,767	11%
	$131,254	$1,285	$132,539	80%

4.	GOVERNMENT FEES AND OTHER TAXES

Government fees and other taxes consist of:

	Three Months Ended September 30,		Six Months Ended September 30,
	2026	2025	2026	2025
Government fees	$21	$26	$41	$47
Mineral rights royalty	1,519	1,413	4,653	2,894
Other taxes	750	803	2,275	1,574
	$2,290	$2,242	$6,969	$4,515

Government fees include environmental protection fees paid to the state and local Chinese government. Mineral right royalty was paid or payable to the local Chinese government pursuant to the guideline of "Measure for the Levy of Mining Rights Transfer Royalty" implemented by the Province of Henan, China in 2024. It is calculated based on certain percentages of revenue arising from the mineral resources that had not yet been compensated to the local government.

Other taxes were composed of surtax on value-added tax, land usage levy, stamp duty and other miscellaneous levies, duties and taxes imposed by the state and local Chinese government.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

5.	GENERAL AND ADMINISTRATIVE

General and administrative expenses related to mining operations consist of:

	Three Months Ended September 30,		Six Months Ended September 30,
	2026	2025	2026	2025
Amortization and depreciation	$265	$241	$525	$472
Office administrative expenses	893	553	1,730	1,111
Professional fees	103	67	194	162
Salaries and benefits	2,192	2,004	3,687	4,252
	$3,453	$2,865	$6,136	$5,997

General and administrative expenses related to corporate operations consist of:

	Three Months Ended September 30,		Six Months Ended September 30,
	2026	2025	2026	2025
Amortization and depreciation	$297	$167	$587	$373
Office administrative expenses	1,272	630	2,153	1,630
Professional fees	408	18	1,051	326
Salaries and benefits	2,859	2,326	5,674	4,396
Share-based compensation	2,375	1,248	4,135	2,442
	$7,211	$4,389	$13,600	$9,167

6.	FINANCE ITEMS

Finance items consist of:

	Three Months Ended September 30,		Six Months Ended September 30,
Finance income	2026	2025	2026	2025
Interest income	$1,951	$2,940	$4,041	$6,248

	Three Months Ended September 30,		Six Months Ended September 30,
Finance costs	2026	2025	2026	2025
Interest on lease obligation	$20	$26	$42	$110
Interest on convertible notes	2,743	2,965	5,485	6,160
Accretion of long-term deposit	927	—	1,051	—
Accretion of environmental rehabilitation liabilities	52	44	91	89
	$3,742	$3,035	$6,669	$6,359

The total interest accretion on the convertible notes during the three and six months ended September 30, 2026 was $3.69 and $7.39 million, respectively, of which $0.95 and $1.91 million, respectively, were capitalized and recorded as mineral rights and properties as part of the development expenditures of the El Domo Project (three and six months ended September 30, 2025 - $3.48 million and $6.96 million, respectively, of which $0.51 million and $0.80 million were capitalized).

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

7.	OTHER EXPENSES

Other expenses consist of:

	Three Months Ended September 30,		Six Months Ended September 30,
Other expenses	2026	2025	2026	2025
Safety improvement expenses	$4,043	$—	$4,043	$—
Employee termination benefits	454	—	454	—
Others	238	663	325	677
	$4,735	$663	$4,822	$677

8.	INCOME TAX

The significant components of income tax expense are as follows:

	Three Months Ended September 30,		Six Months ended September 30,
Income tax expense	2026	2025	2026	2025
Current	$10,688	$7,422	$22,122	$15,358
Deferred	2,296	1,184	3,983	(316)
	$12,984	$8,606	$26,105	$15,042

9.	SHORT-TERM INVESTMENTS

Short-term investments consist of the following:

As at	September 30, 2026	March 31, 2026
Bonds, defaulted and measured at fair value	$269	$322
Money market instruments	24	24
	$293	$346

10.	INVENTORIES

Inventories consist of the following:

As at	September 30, 2026	March 31, 2026
Concentrate inventory	$2,499	$1,810
Ore stockpile	2,060	3,119
Material and supplies	9,076	4,564
	$13,635	$9,493

The amount of inventories recognized as expense during the three and six months ended September 30, 2026 was $24.9 and $68.6 million, respectively (three and six months ended September 30, 2025 - $35.6 and $74.0 million, respectively).

11.	LONG-TERM PREPAIDS AND DEPOSITS

Long-term prepaids and deposits consist of the following:

As at		September 30, 2026	March 31, 2026
Advances to contractors	(i)	22,384	10,463
Prepaid expenses	(ii)	8,445	2,961
		30,829	13,424

(i)	The Company periodically advances funds to contractors engaged to support the construction of its projects. As of September 30, 2026, the Company had $22.4 million (March 31, 2026 - $10.5 million) of outstanding advances to contractors. These advances are classified as non-current assets because the related services are expected to be performed, and the advances will be recovered or applied against invoices, over a period extending beyond twelve months from the balance sheet date. The funds advanced are held interest-free for varying periods. They may be recovered by the Company through partial reductions of ongoing invoices, application against final project invoices, or refunded upon completion of the contracted services.

(ii)	Prepaid expenses represent amounts paid in advance for goods or services that the Company will receive or consume in future reporting periods. They consist of advance payments for software licences, maintenance contracts, and other operating costs that provide economic benefits over time. As at September 30, 2026, the carrying amount of prepaid expenses is $8.4 million (March 31, 2026 - $3.0 million).

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

12.	OTHER INVESTMENTS

As at	September 30, 2026	March 31, 2026
Investments designated as FVTOCI
Public companies	$5,078	$2,808
Investments designated as FVTPL
Public companies	56,277	48,901
Private companies	2,534	2,534
	58,811	51,435
Total	$63,889	$54,243

Investments in publicly traded companies represent equity interests of other publicly-trading mining companies that the Company has acquired through the open market or through private placements. Investments held for trading are classified as FVTPL. For other investments, the Company can make an irrevocable election, on an instrument-by-instrument basis, to designate them as FVTOCI. The continuity of such investments is as follows:

	Fair Value	Accumulated fair value change included in OCI	Accumulated fair value change included in profit and loss
As at April 1, 2025	$17,277	$(25,710)	$22,910
Gain on equity investments designated as FVTOCI	1,517	1,517	—
Gain on equity investments designated as FVTPL	33,670	—	33,670
Acquisition	2,040	—	—
Disposal	(740)	12	—
Transferred upon acquisition of Adventus	—	—	—
Impact of foreign currency translation	479	—	—
As at March 31, 2026	$54,243	$(24,181)	$56,580
Gain on equity investments designated as FVTOCI	2,364	2,364	—
Gain on equity investments designated as FVTPL	11,193	—	11,193
Acquisition	12,481	—	—
Disposal	(16,127)	—	—
Impact of foreign currency translation	(265)	(94)	(171)
As at September 30, 2026	$63,889	$(21,911)	$67,602

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

13.	INVESTMENT IN ASSOCIATES

(a)	Investment in New Pacific Metals Corp.

New Pacific Metals Corp. (“NUAG”) is a Canadian public company listed on the Toronto Stock Exchange (symbol: NUAG) and NYSE American (symbol: NEWP). NUAG is a related party of the Company by way of one common director and one common officer, and the Company accounts for its investment in NUAG using the equity method as it is able to exercise significant influence over the financial and operating policies of NUAG.

The Company records a gain or loss on the decrease in interest while an investment continues to be classified as an associate. A gain or loss on the dilution of the Company's investment in associates is calculated as the difference between Company's ownership interest in the consideration received by the investee for the subscription of the new shares and the reduction in ownership interest in the previous carrying amount.

On October 21, 2025, NUAG completed a bought deal financing, issuing a total of 11,385,000 common shares. The Company participated in this bought deal and acquired an additional 3,083,536 common shares of NUAG for a cost of approximately $7.8 million. As a result, the Company’s ownership in NUAG increased to 27.99% and has recognized a dilution loss of $0.3 million in the consolidated statements of income.

The summary of the investment in NUAG common shares and its market value as at the respective reporting dates are as follows:

	Number of shares	Amount	Value of NUAG's common shares per quoted market price
As at April 1, 2025	46,907,701	$45,276	$51,598
Participation in bought deal	3,083,536	7,807
Purchase from open market	1,435,751	1,496
Dilution loss	—	(285)
Share of net loss	—	(1,147)
Share of other comprehensive income	—	353
As at March 31, 2026	51,426,988	$53,500	$212,908
Share of net loss	—	(667)
Share of other comprehensive loss	—	(263)
As at September 30, 2026	51,426,988	$52,570	$322,961

As at September 30, 2026, the Company held a 27.70% ownership interest in NUAG (March 31, 2026 – 27.84%).

(b)	Investment in Auro Metals Inc.

AURO is a Canadian public company listed on the TSX Venture Exchange (symbol: AURO). AURO is a related party of the Company by way of one common director and one common officer, and the Company accounts for its investment in AURO using the equity method as it is able to exercise significant influence over the financial and operating policies of AURO.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The summary of the investment in AURO common shares and its market value as at the respective reporting dates are as follows:

	Number of shares	Amount	Value of AURO's common shares per quoted market price
As at April 1, 2025	19,864,285	$740	$2,073
Participation in private placement	874,413	79	—
Share of net income	—	615	—
Foreign exchange impact	—	(293)	—
As at March 31, 2026	20,738,698	$1,141	$7,439
Common shares of the associate received as proceeds from the disposal of the subsidiary to the associate	15,000,000	12,041
Purchase from open market	280,000	193
Share of net loss	—	(262)
Share of other comprehensive income	—	50
Dilution loss	—	(3,968)
Unrealized gain on disposal of subsidiary to the associate	—	(2,310)
Foreign exchange impact	—	(273)
As at September 30, 2026	36,018,698	6,612	41,127

As at September 30, 2026, the Company held a 26.86% ownership interest in AURO (March 31, 2026 – 29.15%).

14.	DEPOSITS RECEIVED

The Company receives prepayments from customers prior to delivering metal concentrates. These amounts are recorded as a contract liability and are not recognized as revenue until the metal concentrates are delivered and title transfers to the customer. These amounts are classified as current liabilities, as the Company expects to deliver the related metal concentrates within its normal operating cycle, which is less than 12 months. As of September 30, 2026, amounts received in advance of delivery of metal concentrates to customers amount to $12,237 (March 31, 2026 - $20,888).

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

15.	PLANT AND EQUIPMENT

Plant and equipment consist of:

	Land use rights and building	Office equipment	Machinery	Motor vehicles	Construction in progress	Total
Cost
As at April 1, 2025	$132,178	$12,588	$39,511	$7,775	$3,726	$195,778
Additions	2,087	781	821	1,249	4,816	9,754
Acquisition of ZAAV	2,250	55	160	104	8,142	10,711
Disposals	(526)	(843)	(872)	(459)	—	(2,700)
Reclassification of asset groups	2,350	38	1,319	—	(3,707)	—
Transfer to investment properties	—	—	—	—	—	—
Impact of foreign currency translation	6,855	614	2,091	413	226	10,199
As at March 31, 2026	$145,194	$13,233	$43,030	$9,082	$13,203	$223,742
Additions	168	1,317	1,291	817	11,022	14,615
Disposals	(166)	(198)	(671)	(226)	(42)	(1,303)
Reclassification of asset groups	365	143	(398)	(76)	(34)	—
Impact of foreign currency translation	4,086	378	1,239	252	244	6,199
As at September 30, 2026	$149,647	$14,873	$44,491	$9,849	$24,393	$243,253
Accumulated amortization and impairment
As at April 1, 2025	$(61,823)	$(8,519)	$(25,945)	$(5,698)	$—	$(101,985)
Disposals	494	825	705	430	—	2,454
Depreciation and amortization	(5,699)	(1,060)	(2,792)	(719)	—	(10,270)
Impact of foreign currency translation	(3,282)	(417)	(1,427)	(305)	—	(5,431)
As at March 31, 2026	$(70,310)	$(9,171)	$(29,459)	$(6,292)	$—	$(115,232)
Disposals	87	187	594	208	—	1,076
Depreciation and amortization	(3,181)	(577)	(1,398)	(438)	—	(5,594)
Impact of foreign currency translation	(1,955)	(259)	(872)	(185)	—	(3,271)
As at September 30, 2026	$(75,359)	$(9,820)	$(31,135)	$(6,707)	$—	$(123,021)
Carrying amounts
As at March 31, 2026	$74,884	$4,062	$13,571	$2,790	$13,203	$108,510
As at September 30, 2026	$74,288	$5,053	$13,356	$3,142	$24,393	$120,232

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

16.	MINERAL RIGHTS AND PROPERTIES

Mineral rights and properties consist of:

As at	September 30, 2026	March 31, 2026
Producing mineral properties	$423,207	$386,830
Non-producing mineral properties	478,686	392,900
	$901,893	$779,730

Producing properties	Ying Mining District	GC	Total
Carrying values
As at April 1, 2025	$476,652	$126,192	$602,844
Capitalized expenditures	56,133	5,959	62,092
Environmental rehabilitation	796	—	796
Foreign currency translation impact	26,466	6,680	33,146
As at March 31, 2026	$560,047	$138,831	$698,878
Capitalized expenditures	32,971	1,616	34,587
Foreign currency translation impact	16,615	4,564	21,179
Balance as at September 30, 2026	$609,633	$145,011	$754,644
Accumulated depletion and impairment
As at April 1, 2025	$(182,342)	$(87,871)	$(270,213)
Depletion	(24,549)	(2,482)	(27,031)
Foreign currency translation impact	(10,212)	(4,592)	(14,804)
As at March 31, 2026	$(217,103)	$(94,945)	$(312,048)
Depletion	(9,093)	(675)	(9,768)
Foreign currency translation impact	(6,405)	(3,216)	(9,621)
Balance as at September 30, 2026	$(232,601)	$(98,836)	$(331,437)
Carrying values
Balance as at March 31, 2026	$342,944	$43,886	$386,830
Balance as at September 30, 2026	$377,032	$46,175	$423,207

Non-producing properties	BYP	Kuanping	El Domo	Condor	Tulkubash/ Kyzyltash	Total
Carrying values
As at April 1, 2025	$6,580	$13,371	$208,180	$26,220	$—	$254,351
Acquisition	—	—	—	—	84,018	84,018
Capitalized expenditures	—	4,346	45,794	2,974	250	53,364
Environmental rehabilitation	—	—	—	—	—	—
Foreign currency translation impact	339	828	—	—	—	1,167
As at March 31, 2026	$6,919	$18,545	$253,974	$29,194	$84,268	$392,900
Acquisition	—	—	—	—	60,008	60,008
Capitalized expenditures	—	2,784	26,287	1,015	9,316	39,402
Disposition	—	—	—	(14,396)	—	(14,396)
Foreign currency translation impact	202	570	—	—	—	772
Balance as at September 30, 2026	$7,121	$21,899	$280,261	$15,813	$153,592	$478,686

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

17.	LONG-TERM DEPOSITS

The Company has a precious metals purchase agreement ("PMPA") with Wheaton Precious Metals International Ltd. ("Wheaton") for the construction of the El Domo project. Under the PMPA, Wheaton has agreed to provide a deposit of $175.5 million, payable in stages including an early deposit payment and up to four construction payments, each subject to the satisfaction of specific conditions precedent detailed in the agreement.

In exchange, the Company has agreed to sell, and Wheaton has agreed to purchase, a percentage of the refined gold and refined silver produced from the El Domo project, as defined in the agreement. The percentage is 50% for gold and 75% for silver until cumulative deliveries reach 145,000 ounces of gold and 4,600,000 ounces of silver, after which the percentage reduces to 33% for gold and 50% for silver.

The Company is obligated to sell and deliver the metal to Wheaton by crediting a designated metal account. Wheaton will pay a purchase price for each ounce delivered. Prior to the notional deposit balance being fully credited, the purchase price equals the prevailing market price, of which 18% (the "Production Payment") is paid in cash and the balance is applied to reduce the deposit. After the deposit balance is fully credited, Wheaton pays a cash amount equal to 22% of the market price.

The Company accounts for the PMPA under IFRS 15. The upfront deposit is recorded as a contract liability. Management has determined the deposit contains a significant financing component due to the significant timing difference between receiving the deposit and the commencement of metal deliveries. Accordingly, the liability is accreted over time, with the accretion recorded as finance costs. Revenue, equivalent to the Production Payment, is recognized when control of the metal transfers to Wheaton upon delivery, at which point a corresponding portion of the contract liability is derecognized.

The Company received the first $43.88 million installment under the PMPA in October 2025 and the second $43.88 million installment in July 2026. Total interest accretion on the significant financing component for the three and six months ended September 30, 2026 amounted to $1.03 and $1.65 million, respectively, of which $0.11 million and $0.60 million were capitalized and recorded as mineral rights and properties as part of the development expenditures of the El Domo Project. As of September 30, 2026, the carrying amount of the contract liability related to the Wheaton PMPA was $90.42 million.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

18.	CONVERTIBLE NOTES

The Company's US$150 million 4.75% unsecured convertible senior notes mature on December 15, 2029, with interest payable semi-annually on June 15 and December 15. The notes are convertible at 216.0761 common shares per $1,000 principal (approximately $4.628 per share), subject to adjustment. As described in the Company's annual consolidated financial statements for the year ended March 31, 2026, following the supplemental indenture dated March 18, 2026, conversions are settled exclusively in common shares, and the conversion feature is classified in equity. The liability component is measured at amortized cost using an effective interest rate of 12.6%.

The continuity of the convertible notes is as follows:

Convertible Notes
Balance as at April 1, 2025	$110,653
Interest accretion	14,093
Interest payment	(7,521)
Balance as at March 31, 2026	$117,225
Interest accretion	7,386
Interest payment	(3,563)
Balance as at September 30, 2026	$121,048

Presentation
Current portion of convertible notes	2,089
Long-term portion of convertible notes	118,960
Total	$121,049

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

19.	LEASE

The following table summarizes changes in the Company’s lease obligation related to the Company’s office lease.

Lease Obligations
Balance, April 1, 2025	1,331
Change due to lease modifications	59
Interest accrual	99
Interest received or paid	(99)
Lease repayment	(258)
Foreign exchange impact	36
Balance, March 31, 2026	1,168
Interest accrual	41
Interest paid	(41)
Lease repayment	(127)
Foreign exchange impact	(14)
Balance, September 30, 2026	1,027
Less: current portion	283
Non-current portion	744

The following table presents a reconciliation of the Company’s undiscounted cash flows to their present value for its lease obligation as at September 30, 2026:

Lease Obligations
Within 1 year	$322
Between 2 to 5 years	$850
Over 5 years	—
Total undiscounted amount	1,172
Less future interest	(145)
Total discounted amount	$1,027
Less: current portion	283
Non-current portion	$744

The lease obligations were discounted at discount rates ranging from 7.0% to 15.6% as at September 30, 2026 (March 31, 2026 - 7.0% to 15.6%).

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

20.	ENVIRONMENTAL REHABILITATION OBLIGATION

The following table presents the reconciliation of the beginning and ending obligations associated with the retirement of the properties:

Total
Balance, April 1, 2025	$9,639
Reclamation expenditures	(1,131)
Unwinding of discount of environmental rehabilitation	194
Revision of provision	1,403
Foreign exchange impact	491
Balance, March 31, 2026	$10,596
Reclamation expenditures	(1,077)
Unwinding of discount of environmental rehabilitation	107
Foreign exchange impact	282
Balance, September 30, 2026	$9,908

As at September 30, 2026, the total undiscounted amount of estimated cash flows required to settle the Company’s environmental rehabilitation provision was $14.1 million (March 31, 2026 - $14.1 million), which has been discounted using an average discount rate of 1.98% (March 31, 2026 – 1.98%).

During the three and six months ended September 30, 2026, the Company incurred actual reclamation expenditures of $0.6 million and $1.1 million, respectively (three and six months ended September 30, 2025 - $0.5 million and $0.7 million, respectively), paid reclamation deposit of $nil and $0.8 million, respectively (three and six months ended September 30, 2025 - $0.4 million and $0.7 million, respectively), and received $nil and $0.1 million reclamation deposit refund (three and six months ended September 30, 2025 - $0.2 million and $0.3 million, respectively).

Estimated future reclamation costs are based on the extent of work required and the associated costs are dependent on the requirements of relevant authorities and the Company’s environmental policies. In view of uncertainties concerning environmental rehabilitation obligations, the ultimate costs could be materially different from the amounts estimated.

21.	SHARE CAPITAL

(a)	Authorized

Unlimited number of common shares without par value. All shares issued as at September 30, 2026 were fully paid.

(b)	Share-based compensation

The Company has a share-based compensation plan (the “Plan”) which consists of stock options, restricted share units (the “RSUs”) and performance share units (the “PSUs”). The Plan allows for the maximum number of common shares to be reserved for issuance on any share-based compensation to be a rolling 10% of the issued and outstanding common shares from time to time. Furthermore, no more than 3% of the reserve may be granted in the form of RSUs and PSUs.

For the three and six months ended September 30, 2026, a total of $2.4 million and $4.1 million, respectively (three and six months ended September 30, 2025 - $1.2 and $2.4 million, respectively) in share-based compensation expense was recognized and included in the corporate general and administrative expenses and property evaluation and business development expenses on the condensed consolidated interim statements of income.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(i)	Stock options

The following is a summary of option transactions:

	Number of options	Weighted average exercise price per share in CAD
Balance, April 1, 2025	2,279,980	$6.20
Options granted	307,500	5.63
Options exercised	(541,505)	4.98
Options cancelled/forfeited	(771,701)	7.15
Option expired	(465,000)	8.16
Balance, March 31, 2026	809,274	$4.77
Options granted	—	—
Options exercised	(42,940)	5.16
Options cancelled/forfeited	(33,093)	4.79
Option expired	—	—
Balance, September 30, 2026	733,241	$4.74

The following table summarizes information about stock options outstanding as at September 30, 2026:

Exercise price in CAD	Number of options outstanding at September 30, 2026	Weighted average remaining contractual life (Years)	Number of options exercisable at September 30, 2026	Weighted average exercise price in CAD
7.49	13,260	0.15	13,260	$7.49
3.93	160,000	0.57	160,000	3.93
3.65	9,044	1.15	9,044	3.65
4.08	60,000	1.40	60,000	4.08
2.67	18,270	2.32	18,270	2.67
4.41	220,500	2.50	128,833	4.41
5.07	215,500	3.53	53,834	5.07
4.83	6,667	3.59	—	—
10.85	30,000	4.19	5,000	10.85
$2.67 to $10.85	733,241	2.31	448,241	$4.35

The options exercisable at September 30, 2026 have a weighted average exercise price of CAD$4.35 (March 31, 2026 - CAD$4.27).

(ii)	RSUs

The following is a summary of RSUs transactions:

	Number of units	Weighted average grant date closing price per share CAD
Balance, April 1, 2025	2,197,873	$4.58
Granted	1,210,500	5.22
Forfeited	(89,333)	4.87
Distributed	(1,262,831)	4.61
Balance, March 31, 2026	2,056,209	$4.93
Granted	1,140,500	16.23
Forfeited	(118,833)	5.73
Distributed	(260,791)	5.05
Balance, September 30, 2026	2,817,085	$9.47

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

During the three and six months ended September 30, 2026, a total of 325,000 and 1,140,500 RSUs (three and six months ended September 30, 2025 - 15,000 and 1,180,500 RSUs) were granted to directors, officers, and employees of the Company at grant date closing prices of CAD$16.23 per share (three and six months ended September 30, 2025 - CAD$4.59 to CAD$5.07 per share) subject to a vesting schedule over a three-year term with 1/6 of the RSUs vesting every six months from the date of grant.

(c)	Normal course issuer bid

On September 17, 2025, the Company announced a normal course issuer bid (the “2025 NCIB”) commencing September 19, 2025 to repurchase up to 8,747,245 of its own common shares until September 18, 2026. On September 17, 2026, the Company announced a normal course issuer bid (the “2026 NCIB”) commencing September 21, 2026 to repurchase up to 8,848,585 of its own common shares until September 20, 2027.

22.	ACCUMULATED OTHER COMPREHENSIVE LOSS

As at	September 30, 2026	March 31, 2026
Loss on investments designated as FVTOCI	$20,524	$22,887
Share of loss in associate	2,370	2,173
Loss on currency translation adjustment	(95)	13,110
	$22,799	$38,170

The change in fair value on equity investments designated as FVTOCI, share of other comprehensive loss in associates, and currency translation adjustment are net of tax of $nil for all periods presented.

23.	NON-CONTROLLING INTERESTS

Tables below summarize the financial information and continuity of the Company's material non-controlling interests:

Non-controlling interest continuity	Henan Found	Henan Huawei	Yunxiang	Salazar Holdings	ZAAV	Other	Total
Non-controlling interest percentage	22.50%	20%	30%	25%	30%	1%-53.9%
As at April 1, 2025	$93,938	$4,153	$2,225	$31,533	$—	$(1,189)	$130,660
Acquisition	—	—	—	—	—	—	—
Share of net income (loss)	38,099	5,420	(134)	(243)	—	(276)	42,866
Share of other comprehensive loss	4,958	352	110	—	—	41	5,461
Adjustment to NCI	—	—	—	10,520	—	—	10,520
Disposal of subsidiary	—	—	—	—	—	44	44
Distribution	(22,885)	(2,003)	—	—	—	—	(24,888)
As at March 31, 2026	$114,110	$7,922	$2,201	$41,810	$—	$(1,380)	$164,663
Share of net income (loss)	22,266	2,081	(37)	44	(346)	(3,232)	20,776
Share of other comprehensive income	2,982	240	10	—		28	3,260
Adjustment to NCI	—	—	—	(12,068)		—	(12,068)
Transfer 30% ZAAV to Kyrgyzaltyn	—	—	—	—	33,682	—	33,682
Distribution	(13,019)	(1,135)	—	—		(131)	(14,285)
As at September 30, 2026	$126,339	$9,108	$2,174	$29,786	$33,336	$(4,715)	$196,028

Salazar Resources Ltd. ("Salazar") is a 25% owner of the common shares of Salazar Holding Limited ("Salazar Holding"), who owns 100% interest in the El Domo Project. Pursuant to the shareholders’ agreement with Salazar, the Company has priority repayment of its investment in the El Domo according to an agreed distribution formula. Based on this formula, the percentage share of non-controlling interest will change as a function of advances made by the Company and the earnings or loss recorded by Salazar Holdings and its subsidiaries over time. After the Company has received priority repayment of its investment, the non-controlling interest will revert to 25%. As at September 30, 2026, the effective percentage of the non-controlling interest in Salazar Holding is 13.1% (March 31, 2026 - 15.2%).

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

On January 27, 2026, the Company acquired a 100% interest in ZAAV, an entity that holds the mining licence for the fully permitted Tulkubash and Kyzyltash gold projects, together with surrounding exploration licences covering 27.42 km², including the Karator and Ishakuld gold zones (collectively, the “Tulkubash/Kyzyltash” project). In connection with the acquisition, the Company entered into a Cooperation Agreement with the National Investment Agency under the President of the Kyrgyz Republic (the “NIA”), pursuant to which ZAAV was to be converted into a joint venture company (the “JVC”) owned by the Company (70% interest; operator) and Kyrgyzaltyn, a state-owned entity (30% free-carried interest). The Company also agreed to make contingent payments of up to $70 million upon the satisfaction of specified conditions. The $70 million payment to the NIA is payable in two stages: (i) $60 million upon the Kyrgyz Government issuing a waiver of its statutory pre-emptive right over the Projects and extending the JVC’s mining licence validity period to 2062; and (ii) $10 million upon the achievement of other milestones.

On April 27, 2026, the Company transferred a 30% equity interest in ZAAV to Kyrgyzaltyn for no consideration. Following this transaction, the Company retained a 70% interest in ZAAV and continued to control ZAAV as a subsidiary. Accordingly, the carrying amount of the non-controlling interest was adjusted to reflect its proportionate share of ZAAV’s net assets at the transaction date, resulting in a transfer of $33.7 million from equity attributable to owners of the Company to non-controlling interests. On May 10, 2026, also under the Cooperation Agreement, the Government of the Kyrgyz Republic extended the mining licence validity period for the Tulkubash/Kyzyltash project for 30 years, from 2032 to 2062. Following this extension, the Company made a $60 million payment to the NIA. As of September 30, 2026, the condition for the $10 million payment had not been met.

24.	RELATED PARTY TRANSACTIONS

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere in the consolidated financial statements are as follows:

(a)	Due from related parties

As at	September 30, 2026	March 31, 2026
NUAG(i)	$247	$166
AURO(ii)	1,428	1,388
	$1,675	$1,554

i.	The Company recovers costs for services rendered to NUAG and expenses incurred on behalf of NUAG pursuant to a services and administrative costs reallocation agreement. During the three and six months ended September 30, 2026, services rendered to and expenses incurred on behalf of NUAG amounted to $0.22 million and $0.43 million (three and six months ended September 30, 2025 - $0.21 million and $0.35 million, respectively). The costs recoverable from NUAG were recorded as a direct reduction of general and administrative expenses on the condensed consolidated interim statements of income.

ii.	The Company recovers costs for services rendered to AURO and expenses incurred on behalf of AURO pursuant to a services and administrative costs reallocation agreement. During the three and six months ended September 30, 2026, services rendered to and expenses incurred on behalf of AURO amounted to $0.04 and $0.12 million, respectively (three and six months ended September 30, 2025 - $0.03 and $0.09 million, respectively). The costs recoverable from AURO were recorded as a direct reduction of general and administrative expenses on the condensed consolidated interim statements of income.

In January 2024, the Company and AURO entered into an interest-free unsecured credit facility agreement with no conversion features (the “Facility”) to allow the Company to advance up to $1.0 million to AURO. In January 2024, the Company advanced $0.5 million to AURO and received 350,000 common shares of AURO as the Bonus Shares for granting the Facility. In April 2024, the Company advanced the remaining $0.5 million to AURO. In January 2025, the Facility has been extended for another year with a new maturity date of January 31, 2026. In January 2026, the Facility was further extended with new maturity date of January 31, 2027.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(b)	Due to related party

As at	September 30, 2026	March 31, 2026
Henan First Geological Brigade Co., Ltd	$290	$222

Henan First Geological Brigade Co., Ltd ("Henan First Geological Brigade") is one of the shareholders of Henan Found, which provides construction engineering services to the Company. During the three and six months ended September 30, 2026, the services rendered to the Company amounted to $0.2 million and $0.4 million, respectively (three and six months ended September 30, 2025 - $0.1 million and $0.3 million, respectively), which were recorded as production costs on the condensed consolidated interim statements of income.

(c)	Other

On February 24, 2026, the Company and its wholly-owned subsidiary, Adventus Mining Corporation, entered into a share purchase agreement with AURO to sell the Company’s wholly-owned subsidiary, Santa Barbara Metals Inc., formerly known as Adventus Holdings Limited, which holds the Santa Barbara Gold-Copper Project located in southeastern Ecuador. The transaction closed on May 13, 2026. Under the terms of the agreement, the consideration consists of:

•	15,000,000 common shares of AURO (received);

•	$1,500,000 in cash at closing (received);

•	$2,500,000 in cash on the first anniversary of closing date;

•	$4,000,000 in cash on the second anniversary of closing date; and

•	$5,500,000 in cash on the third anniversary of closing date.

In addition, the Company will receive a 1.5% net smelter return (NSR) royalty on the Project.

The sale resulted in a gain of $6.1 million, which is calculated as follows:

Fair value
15,000,000 common shares of AURO at closing	$12,041
$1,500,000 in cash at closing	1,500
First anniversary payment	2,222
Second anniversary payment	3,160
Third anniversary payment	3,863
Fair value of considerations as of May 13, 2026	$22,786
Net assets of Santa Barbara Metals Inc.	(14,355)
Gain from sale of Santa Barbara Metals Inc.	$8,431
Unrealized gain on disposal of subsidiary to the associate	(2,310)
Realized gain from sale of Santa Barbara Metals Inc.	$6,121

The realized gain from sale of Santa Barbara Metals Inc. is recorded under gain on disposal of subsidiaries in the condensed consolidated interim statements of income. The deferred consideration is recorded at fair value on the condensed consolidated interim statements of financial position. As of September 30, 2026, the current portion has a fair value of $2.3 million and is included within trade and other receivables, while the non-current portion, valued at $7.3 million, is classified as long-term receivables.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

25.	CAPITAL DISCLOSURES

The Company’s objectives of capital management are intended to safeguard the entity’s ability to support the Company’s normal operating requirement on an ongoing basis, continue the development and exploration of its mineral properties, and support any expansionary plans.

The capital of the Company consists of the items included in equity less cash and cash equivalents and short-term investments. Risk and capital management are primarily the responsibility of the Company’s corporate finance function and are monitored by the Board of Directors. The Company manages the capital structure and makes adjustments depending on economic conditions. Funds have been primarily secured through profitable operations and issuances of equity capital. The Company invests all capital that is surplus to its immediate needs in short-term, liquid and highly rated financial instruments, such as cash and other short-term deposits, all held with major financial institutions. Significant risks are monitored and actions are taken, when necessary, according to the Company’s approved policies.

26.	FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a)	Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13, Fair Value Measurement (“IFRS 13”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following tables set forth the Company’s financial assets and liabilities that are measured at fair value on a recurring basis within the fair value hierarchy as at September 30, 2026 and March 31, 2026 that are not otherwise disclosed. As required by IFRS 13, the assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at September 30, 2026
	Level 1	Level 2	Level 3	Total
Financial assets
Short-term investments	293	—	—	293
Other investments	61,355	—	2,534	63,889

	Fair value as at March 31, 2026
	Level 1	Level 2	Level 3	Total
Financial assets
Short-term investments	346	—	—	346
Other investments	51,709	—	2,534	54,243

Financial assets classified within Level 3 are equity investments in private companies. Significant unobservable inputs are used to determine the fair value of the financial assets, which include recent arm’s length transactions of the investee, the investee’s financial performance as well as any changes in planned milestones of the investees.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Fair value of the other financial instruments excluded from the table above approximate their carrying amount as at September 30, 2026 and March 31, 2026, due to the short-term nature of these instruments.

There were no transfers into or out of Level 3 during the three and six months ended September 30, 2026.

(b)  Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly to ensure that there is sufficient capital in order to meet short-term business requirements, after considering cash flows from operations and our holdings of cash and cash equivalents, and short-term investments.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities and operating commitments on an undiscounted basis.

	September 30, 2026
As at	Within a year	2-5 years	Over 5 years	Total
Accounts payable and accrued liabilities	$101,938	$—	$—	$101,938
Deposits received	12,237	—	—	12,237
Convertible notes	7,125	167,842	—	174,967
Lease obligation	322	850	—	1,172
Income tax payable	9,804	—	—	9,804
Total Contractual Obligation	$131,426	$168,692	$—	$300,118

(c)  Foreign exchange risk

The Company reports its financial statements in US dollars. The functional currency of the head office, Canadian subsidiaries, intermediate holding companies, and subsidiaries in Ecuador, is the US dollar. The functional currency of all Chinese subsidiaries is the Chinese yuan ("RMB"). The functional currency of all Kyrgyz subsidiaries is the Kyrgyz som ("KGS"). The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in RMB, which would impact the Company's other comprehensive income or loss; and financial instruments that are denominated in the Canadian dollar ("CAD"), the Australian dollar ("AUD") and the Kyrgyz som ("KGS"), which would impact the Company's net income.

The Company currently does not engage in foreign currency hedging. The sensitivity of the Company’s other comprehensive income or loss and net income due to the exchange rates of the U.S. dollar against RMB, CAD, KGS and AUD as at September 30, 2026 is summarized as follows:

Currency	Cash and cash equivalents	Short-term investments	Trade and other receivables	Due from related parties	Prepaids and deposits	Other investments	Accounts payable and accrued liabilities	Lease liabilities	Total	Effect of +/- 10% change in exchange rate
RMB	$230,220	$—	$1,322	$—	$9,846	$—	$(81,890)	$—	$159,498	$15,950
CAD	1,211	24	—	676	639	60,351	(1,124)	(872)	60,905	6,091
KGS	286	—	—	—	—	—	(3,170)	—	(2,884)	(288)
AUD	780	—	—	—	—	963	—	—	1,743	174
	$232,497	$24	$1,322	$676	$10,485	$61,314	$(86,184)	$(872)	$219,262	$21,926

(d)  Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash and cash equivalents, short-term investments, lease liabilities and convertible notes. All of the Company's cash, cash equivalents and short-term investments earn interest at market rates that are fixed to maturity or at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in interest rates would not have a significant impact on the Company’s net income.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

As at September 30, 2026, the Company had a $1.0 million lease obligation that is subject to annualized interest rates ranging from 7.0% to 15.6%, and $121.0 million of convertible note liabilities that are discounted at an effective interest rate of 12.6%. The principal of the convertible note is $150.0 million bearing a fixed coupon rate of 4.75% with a maturity date of December 15, 2029. As the amount of the lease obligation is immaterial and the convertible notes bear interest at fixed rates, they are not subject to significant interest rate risk.

(e)  Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated with accounts receivable, due from related parties, cash and cash equivalents, and short-term investments. The carrying amount of assets included on the condensed consolidated interim statements of financial position represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary, requests deposits from customers prior to delivery, and has monitoring processes intended to mitigate credit risks. There were no material amounts in trade or other receivables which were past due on September 30, 2026 (March 31, 2026 - $nil).

(f)  Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on financial markets. As the Company’s marketable securities holdings are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio as at September 30, 2026, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects, would have resulted in an increase (decrease) in net income of $5.9 million.

(g)  Metal price risk

The Company primarily produces and sells silver, lead, zinc, gold and other metals. In line with market practice, the Company prices its metal concentrates based on the quoted market prices and the head grades of its metal concentrates. The Company’s sales price for silver is fixed against the Shanghai White Platinum & Silver Exchange as quoted at www.ex-silver.com; lead and zinc are fixed against the Shanghai Metals Exchange as quoted at www.shmet.com; and gold is fixed against the Shanghai Gold Exchange as quoted at www.sge.com.cn.

The Company’s revenues, if any, are expected to be in large part derived from the mining and sale of silver, lead, zinc, and gold contained in metal concentrates. The prices of those commodities have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control including international and regional economic and political conditions; emerging risks related to pandemics; expectations of inflation; currency exchange fluctuations; interest rates; global or regional supply and demand for jewelry and industrial products containing silver and other metals; sale of silver and other metals by central banks and other holders, forward selling activities, speculators and producers of silver and other metals; availability and costs of metal substitutes; and increased production due to new mine developments and improved mining and production methods. The effects of these factors on the price of base and precious metals, and therefore the viability of the Company’s exploration projects and mining operations, cannot be accurately predicted and thus the price of base and precious metals may have a significant influence on the market price of the Company’s shares and the value of its projects.

If silver and other metal prices were to decline significantly for an extended period of time, the Company may be unable to continue operations, develop its projects, or fulfil obligations under agreements with the Company’s non-controlling interest holders or under its permits or licenses.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

27.	SUPPLEMENTARY CASH FLOW INFORMATION

(a)  Table below summarizes the information about changes in non-cash operating working capital:

	Three Months Ended September 30,		Six Months Ended September 30,
Changes in non-cash operating working capital:	2026	2025	2026	2025
Trade and other receivables	$(1,801)	$(891)	$(3,821)	$(539)
Inventories	(11,864)	1,481	(7,505)	166
Prepaids and deposits	(428)	$(860)	(2,407)	(1,223)
Accounts payable and accrued liabilities	7,113	1,539	5,767	6,708
Deposits received	(1,429)	(1,984)	(9,164)	3,967
Due from a related party	137	(37)	165	(159)
	$(8,272)	$(752)	$(16,965)	$8,920

(b)  Table below summarizes the information related to non-cash capital transactions:

	Three Months Ended September 30,		Six Months Ended September 30,
Non-cash capital transactions:	2026	2025	2026	2025
Additions of plant and equipment included in accounts payable and accrued liabilities	142	$522	(1,027)	(485)
Capital expenditures of mineral rights and properties included in accounts payable and accrued liabilities	(16,235)	31	(10,203)	(533)

(c)  Table below summarizes the information related to cash and cash equivalents:

	September 30, 2026	March 31, 2026
Cash on hand and at bank	$129,430	$132,731
Bank term deposits and short-term money market investments	254,021	289,258
Total cash and cash equivalents	$383,451	$421,989

28.	SUBSEQUENT EVENTS

The Company has a syndicated term loan facility agreement (the “Facilities”) with a syndicate of international banks. The Facilities provide for an aggregate principal amount of RMB1.5 billion (approximately $220 million). The Facilities consist of two tranches: Facility A (floating rate) in the amount of RMB452.5 million, which bears interest at CNH HIBOR plus a margin of 1.92% per annum; and Facility B in the amount of RMB1,047.5 million, which bears a fixed interest rate of 3.67% per annum. Interest rates on both tranches are subject to reduction based on the Company’s consolidated net leverage ratio. The Facilities have a maturity of three years from the date of initial drawdown. On October 16, 2026, the Company made an initial draw-down of 50% of the Facilities, amounting to RMB750 million (approximately $112 million); after deducting an upfront fee, net proceeds of approximately RMB719 million (approximately$107 million), net of upfront fee, were received.